ELECTRONIC DATA SYSTEMS CORPORATION

EDS PUERTO RICO SAVINGS PLAN

FORM 11-K/A
Amendment No. 1

ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2002

FILED PURSUANT TO SECTION 15(d)
OF THE
SECURITIES EXCHANGE ACT OF 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K/A
Amendment No. 1

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

___ TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-11779

EDS PUERTO RICO SAVINGS PLAN
(Full title of the plan)

Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3105
(Name of issuer of the securities held pursuant to
the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (972) 604-6000

Notices and communications from the Securities and the Exchange Commission
relative to this report should be forwarded to:

Michael Milton, Controller
Electronic Data Systems Corporation
5400 Legacy Drive
Plano, Texas 75024-3105

Explanatory Note:

      This Form 11-K/A amends the Form 11-K of the EDS Puerto Rico Savings Plan filed on June 30, 2003 solely for the purpose of updating Exhibit 23 – Consent of Independent Auditors with the attached.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


EDS PUERTO RICO SAVINGS PLAN
(Name of plan)


Electronic Data Systems Corporation
Plan Administrator

Date: June 30, 2002   By: /S/ MICHAEL MILTON
                                              Michael Milton, Controller